October 24, 2019

John Parrett
Manager of Preferred Income Manager, LLC
Bridgewell Preferred Income, LP
2400 E. Colonial Dr., Suite 200
Orlando, FL 32801

       Re: Bridgewell Preferred Income, LP
           Post Qualification Amendment to Form 1-A
           Filed October 2, 2019
           File No. 024-10687

Dear Mr. Parrett:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment to Form 1-A filed October 2, 2019

General

1. Please update your financial statements in accordance with paragraph (b) of Part F/S in
       Form 1-A.
2. Please disclose the termination date of your offering. Refer to Item 501(b)(8)(iii) of
       Regulation S-K.
Plan of Distribution, page 39

3. We note your disclosure that you may increase the maximum offering amount of $50 million at your sole discretion. Please revise to state that you cannot offer more than $50 million in a 12 month period.
 John Parrett
Bridgewell Preferred Income, LP
October 24, 2019
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                             Sincerely,
FirstName LastNameJohn Parrett
                                                             Division of
Corporation Finance
Comapany NameBridgewell Preferred Income, LP
                                                             Office of Real
Estate & Construction
October 24, 2019 Page 2
cc:       Kevin Kim
FirstName LastName